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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16a, 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the Month of May, 1999


ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

CAMPUS TOWER
#300, 8625 - 112 STREET
EDMONTON, ALBERTA, CANADA T6G 1K8
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X      Form 40-F
          ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No  X
    ---           ---

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         On May 13, 1999, Altarex Corp. (the "Company") issued a press release announcing that (i) the Company had entered into agreements under which associates of Purdue Pharma L.P. ("Purdue") plan to purchase C$5 million of the Company's common stock in the Company's current equity offering, and (ii) the Company has granted Purdue a 180-day option to develop and commercialize two of the Company's products. A copy of this press release is attached hereto as
Exhibit 99.1.



                                INDEX TO EXHIBITS

EXHIBIT NO.                                            DESCRIPTION
-----------                                            -----------

99.1                                          Press Release dated May 13, 1999


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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALTAREX CORP.

                                    By: /s/ Edward M. Fitzgerald
                                        ----------------------------------------

                                    Name: Edward M. Fitzgerald

                                    Title: Senior Vice President and Chief
                                           Financial Officer

                                    Date: May 17, 1999